UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Barracuda Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

068323 104

(CUSIP Number)

January 12, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068323 104	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSON: Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (See Items 4 and 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (See Items 4 and 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 4 and 5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Items 4 and 5)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 068323 104	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSON: Francisco Partners Fund A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (See Items 4 and 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (See Items 4 and 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 4 and 5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Items 4 and 5)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 068323 104	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSON: FP Annual Fund Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,621 (See Items 4 and 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,621 (See Items 4 and 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621 (See Items 4 and 5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%* (See Items 4 and 5)
12	TYPE OF REPORTING PERSON (See Instructions) OO

* All percentages set forth on the cover pages to this Schedule 13G/A and elsewhere were calculated based on 52,776,391 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2016, filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2017, and are rounded to the nearest tenth.

CUSIP No. 068323 104	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSON: Francisco Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (See Items 4 and 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (See Items 4 and 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 4 and 5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Items 4 and 5)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 068323 104	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSON: Francisco Partners Parallel Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (See Items 4 and 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (See Items 4 and 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 4 and 5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Items 4 and 5)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 068323 104	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSON: Francisco Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (See Items 4 and 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (See Items 4 and 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 4 and 5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Items 4 and 5)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 068323 104	13G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSON: Francisco Partners Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,621 (See Items 4 and 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,621 (See Items 4 and 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621 (See Items 4 and 5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%* (See Items 4 and 5)
12	TYPE OF REPORTING PERSON (See Instructions) PN

* All percentages set forth on the cover pages to this Schedule 13G/A and elsewhere were calculated based on 52,776,391 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2016, filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2017, and are rounded to the nearest tenth.

CUSIP No. 068323 104	13G	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSON: Francisco Partners GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (See Items 4 and 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (See Items 4 and 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 4 and 5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Items 4 and 5)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 068323 104	13G	Page 10 of 13 Pages

1	NAMES OF REPORTING PERSON: Francisco Partners GP III Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (See Items 4 and 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (See Items 4 and 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 4 and 5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Items 4 and 5)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 068323 104	13G	Page 11 of 13 Pages

Item 1(a).	Name of Issuer:

Barracuda Networks, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive officers are at 3175 S. Winchester Boulevard, Campbell, California, 95008.

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: Francisco Partners, L.P. (“FP I”), Francisco Partners Fund A, L.P. (“FPFA”), FP Annual Fund Investors, LLC (“FPAFI”), Francisco Partners III, L.P. (“FP III”), Francisco Partners Parallel Fund III, L.P. (“FPPF III”), Francisco Partners GP, LLC (“FP GP LLC”), Francisco Partners Management, LP (“FPM LP”), Francisco Partners GP III, L.P. (“FP GP III LP”), and Francisco Partners GP III Management, LLC (“FP GP III Mgmt” and collectively with FP I, FPFA, FPAFI, FP III, FPPF III, FP GP LLC, FPM LP and FP GP III LP, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as October 25, 2016, a copy of which was attached as Exhibit A to the Second Amendment to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G/A and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Francisco Partners, One Letterman Drive, Building C—Suite 410, San Francisco, California 94129.

Item 2(c).	Citizenship:

FP I, FPFA, FP III, FPPF III, FPM LP and FP GP III LP are limited partnerships organized under the laws of the State of Delaware. FPAFI, FP GP LLC and FP GP III Mgmt are limited liability companies organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

068323 104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Securities Exchange Act of 1934, as amended (the “Act”) (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

CUSIP No. 068323 104	13G	Page 12 of 13 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

(a) - (b) Amount beneficially owned and percent of class:

(a)	In the aggregate, the Reporting Persons beneficially own 2,621 shares of Common Stock by virtue of the 2,621 shares of Common Stock directly held by FPAFI.

FPM LP is the manager of FPAFI. The partners of FPM LP have the power, acting by majority vote, to vote or dispose of the shares held directly by FPAFI. As a result of this relationship, FPM LP has shared voting and dispositive power with respect to the shares of Common Stock directly held by FPAFI.

The remaining Reporting Persons, including FP I, FPFA, FP III, FPPF III, FP GP LLC, FP GP III LP and FP GP III MGMT, no longer hold any shares of Common Stock.

(b)	In the aggregate, the Reporting Persons beneficially own 2,621 shares of Common Stock, or 0.0% of the total number of shares of Common Stock outstanding, by virtue of the 2,621 shares of Common Stock directly held by FPFA.

All percentages calculated in this Schedule 13G/A are based on 52,776,391 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2016, filed with the Commission on January 9, 2017 and are rounded to the nearest tenth.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: With respect to FPAFI and FPM LP only, see Item 5 on the cover pages hereto. Not applicable with respect to FP I, FPFA, FP III, FPPF III, FP GP LLC, FP GP III LP and FP GP III MGMT.

(ii)	shared power to vote or to direct the vote: With respect to FPAFI and FPM LP only, see Item 6 on the cover pages hereto. Not applicable with respect to FP I, FPFA, FP III, FPPF III, FP GP LLC, FP GP III LP and FP GP III MGMT.

(iii)	sole power to dispose or to direct the disposition of: With respect to FPAFI and FPM LP only, see Item 7 on the cover pages hereto. Not applicable with respect to FP I, FPFA, FP III, FPPF III, FP GP LLC, FP GP III LP and FP GP III MGMT.

(iv)	shared power to dispose or to direct the disposition of: With respect to FPAFI and FPM LP only, see Item 8 on the cover pages hereto. Not applicable with respect to FP I, FPFA, FP III, FPPF III, FP GP LLC, FP GP III LP and FP GP III MGMT.

CUSIP No. 068323 104	13G	Page 13 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

See Item 4(a). As disclosed herein, FP I, FPFA, FP III, FPPF III, FP GP LLC, FP GP III LP and FP GP III MGMT no longer hold any shares of Common Stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2017

FRANCISCO PARTNERS, L.P.

By:	Francisco Partners GP, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FRANCISCO PARTNERS FUND A, L.P.

By:	Francisco Partners GP, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FP ANNUAL FUND INVESTORS, LLC

By:	Francisco Partners Management, LP
Its:	Manager

By:	/s/ David R. Golob
Name:	David R. Golob

FRANCISCO PARTNERS III, L.P.

By:	Francisco Partners GP III, L.P.
Its:	General Partner

By:	Francisco Partners GP III Management, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FRANCISCO PARTNERS PARALLEL FUND III, L.P.

By:	Francisco Partners GP III, L.P.
Its:	General Partner

By:	Francisco Partners GP III Management, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FRANCISCO PARTNERS GP, LLC

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FRANCISCO PARTNERS MANAGEMENT, LP

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FRANCISCO PARTNERS GP III, L.P.

By:	Francisco Partners GP III Management, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FRANCISCO PARTNERS GP III MANAGEMENT, LLC

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager